

Mail Stop 3720

January 9, 2008

<u>Via U.S. Mail and Fax (516-394-2704)</u>
Mr. Richard Rallo
Chief Financial Officer
American Medical Alert Corp.
3265 Lawson Blvd.
Oceanside, NY 11572

> RE: **American Medical Alert Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**

Dear Mr. Rallo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director